Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. We recommend that you read this in conjunction with our consolidated interim financial statements for the three and nine months ended September 30, 2018, our 2017 annual consolidated financial statements and our 2017 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2018 outlook, statements regarding the new Refinitiv strategic partnership that we formed in connection with the closing of the Financial & Risk (F&R) transaction, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements and material risks associated with them, please see the “Outlook” and “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of November 5, 2018.

We have organized our management’s discussion and analysis in the following key sections:

●	Executive Summary – a brief overview of our business, a summary of the F&R strategic partnership transaction and key financial highlights	2

●	Results of Operations – a comparison of our current and prior-year period results	8

●	Liquidity and Capital Resources – a discussion of our cash flow and debt	16

●	Outlook – our current financial outlook for 2018	22

●	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others	23

●	Subsequent Events – a discussion of material events occurring after September 30, 2018 and through the date of this management’s discussion and analysis	23

●	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements	25

●	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	25

●	Additional Information – other required disclosures	25

●	Appendix – supplemental information and discussion	27

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

In this management’s discussion and analysis, we discuss our results from continuing operations on both an IFRS and non-IFRS basis. Both bases, except for cash flow, exclude the results of our former F&R business, which was reported as a discontinued operation for the third quarter and first nine months of 2018, and include the results of acquired businesses from the date of purchase.

Use of non-IFRS financial measures

We use non-IFRS measures as supplemental indicators of our operating performance and financial position as well as for internal planning purposes and our 2018 business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Our non-IFRS financial measures include:

●	Adjusted EBITDA and the related margin;
●	Adjusted EBITDA less capital expenditures and the related margin;
●	Adjusted earnings and adjusted earnings per share (EPS);
●	Net debt; and
●	Free cash flow.

We also report changes in our revenues, operating expenses, adjusted EBITDA and the related margin, and adjusted EPS before the impact of foreign currency or at “constant currency”. These measures remove the impacts from changes in foreign currency exchange rates in order to provide better comparability of our business trends from period to period.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to sections of this management’s discussion and analysis entitled “Results of Operations-Continuing Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

We use the following terms in this management’s discussion and analysis.

Term	Definition
bp	Basis points – one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
constant currency	A measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
EPS	Earnings (loss) per share
F&R	Our former Financial & Risk business, now known as Refinitiv
F&R transaction or F&R strategic partnership transaction	Our sale of a 55% interest in F&R to private equity funds managed by Blackstone, which closed on October 1, 2018
n/a	Not applicable
n/m	Not meaningful
organic or organically	A measure expressing growth of our existing businesses excluding impacts from acquisitions, dispositions and IFRS 15*
Refinitiv	The new name of our former F&R business as of the closing of the F&R transaction
$ and US$	U.S. dollars

*	We adopted IFRS 15 in 2018 without restatement of prior periods. For the purpose of our organic growth calculation, we remove the distortive impact of this adoption methodology,

Executive Summary

Our company

We are a leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes.

We live at a time when the amount of data is overwhelming, the regulatory environment is complex, markets move at breakneck speed and connectivity is expanding around the world. Our customers count on the accuracy of our information, the reliability of our systems and the relevance of our insights to help them navigate the changing worlds of commerce and regulation. We believe our workflow solutions make our customers more productive, by streamlining how they operate. Reuters is renowned for the integrity of its news. The principles of freedom from bias and access to information govern everything that we do.

We derive the majority of our revenues from selling solutions to our customers, primarily electronically and on a subscription basis. Many of our customers utilize our solutions as part of their workflows. We believe this is a significant competitive advantage as it has led to strong customer retention. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

As of September 30, 2018, our continuing business was organized as three reportable segments supported by a corporate center:	Third Quarter 2018 Revenues
Legal A provider of critical online and print information, decision tools, software and services that support legal, investigation, business and government professionals around the world.
Tax & Accounting A provider of integrated tax compliance and accounting information, software and services for professionals in accounting firms, corporations, law firms and government.

Reuters News

A provider of real-time, multimedia news and information services to newspapers, television and cable networks, radio stations and websites around the globe, as well as to our F&R business, which was classified as a discontinued operation (see the “F&R Strategic Partnership Transaction” section below).

We also operated:

●

A Global Growth Organization (GGO) that worked across our business units to combine our global capabilities and to expand our local presence and development in countries and regions where we believe the greatest growth opportunities exist. GGO supported our businesses in: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations, North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. We included the results of GGO within our reportable segments.

●

An Enterprise Technology & Operations (ET&O) group that drives the transformation of our company into a more integrated enterprise by unifying infrastructure across our organization, including technology platforms, data centers, real estate, products and services.

Recent Organizational Changes

Effective October 1, 2018, we transitioned from a product-centric structure to a customer-centric structure. This marks a substantive change in our approach to move decision making closer to the customer so we can better serve our customers with our full suite of offerings. We appointed a Co-Chief Operating Officer to oversee our customer-facing operations, and we remapped our businesses into the following reportable segments, which we will begin to present with our fourth-quarter 2018 results:

●	Legal Professionals
●	Tax Professionals
●	Corporates
●	Global Print
●	Reuters News

We also appointed a Co-Chief Operating Officer with responsibility for Operations & Enablement, who manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development.

F&R Strategic Partnership Transaction

On October 1, 2018, we closed the sale of a 55% interest in our F&R business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. The F&R business is now known as Refinitiv. We received approximately $17 billion in gross cash proceeds at the closing, which remain subject to future purchase price adjustments, and retained a 45% interest in the business. Beginning with our results for the fourth quarter of 2018, Thomson Reuters’ IFRS results will include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax earnings in equity method investments”. Thomson Reuters’ non-IFRS measures, including adjusted earnings, will exclude its share of post-tax earnings in equity method investments.

We maintained full ownership of our Legal, Tax & Accounting and Reuters News businesses. The F&R transaction enables us to focus on expanding our business and accelerating revenue growth in the legal, tax and accounting and regulatory market segments.

We are in the process of returning $10 billion of the proceeds of the F&R transaction to our shareholders.

●

In October 2018, we returned approximately $6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer, under which we purchased and cancelled approximately 138 million common shares at U.S. $47.00 per share. Our principal shareholder (Woodbridge) participated pro rata in the substantial issuer bid/tender offer, maintaining its equity ownership in Thomson Reuters at approximately 64% upon completion of the SIB.

●	Since announcing the F&R transaction on January 30, 2018, we have returned approximately $1 billion to shareholders through open market share repurchases under our normal course issuer bid.
●

We also plan to return approximately $2.5 billion to shareholders through a return of capital transaction, which was announced on October 8, 2018 and is expected to be completed on or about November 27, 2018. The transaction, which is subject to shareholder and court approval, consists of a cash distribution of $4.45 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

In October, we used approximately $4 billion of the F&R transaction cash proceeds to repay debt, allowing us to remain substantially below our target leverage ratio (net debt/adjusted EBITDA) of 2.5:1).

Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information about these transactions.

We intend to use $2 billion of the proceeds from the F&R transaction to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our Legal Professionals, Tax Professionals and Corporate businesses. We expect to use the remaining $1 billion for cash taxes, pension contributions, bond redemption costs and other fees and outflows related of the transaction. These funds include $500 million to $600 million of spend to eliminate stranded costs as well as investments to reposition the company following the separation of the business.

Effective October 1, 2018, Reuters News and Refinitiv entered into a 30-year agreement for Reuters News to supply news and editorial content to the Refinitiv partnership for a minimum of $325 million per year. For the duration of the news agreement, we will grant the Refinitiv partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

When the F&R transaction closed, we split our global workforce of 47,000 employees between Thomson Reuters and Refinitiv with approximately 20,000 employees transferred from Thomson Reuters to Refinitiv, including staff from our Corporate functions. Corporate staff was primarily from ET&O and GGO, but also included staff from our Finance, Human Resources, Legal, Strategy and Communications functions. To facilitate the separation, Refinitiv and Thomson Reuters are providing certain transition services to each other for a specified period, including technology and administrative services.

The strategic partnership highlights our efforts and the success that we have had investing to stabilize and grow our financial services business over the last several years. We believe that our 45% equity stake in a well-positioned financial business with a strong strategic partner will also allow us to participate in the future upside for the business. We believe that Blackstone brings a deep understanding of the financial services ecosystem and a global footprint, and that it is well-positioned to identify and shape trends in the financial services industry, navigate ongoing industry consolidation and drive further efficiencies in the Refinitiv business. We also believe that Blackstone has capacity and flexibility to invest for the long-term, both organically and inorganically. Blackstone and the Refinitiv partnership believe that through adoption of innovative technologies to increase automation, other efficiency initiatives and effective cost management, they can achieve a cost savings run rate of up to $650 million by the end of 2020. Additionally, Refinitiv expects to invest in growth initiatives.

The information in this section is forward-looking and should be read in conjunction with the section entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Future Growth Opportunities for Thomson Reuters

As mentioned above, we recently began to transition from a product-centric structure to a customer-centric structure. One of our strategic priorities is to position new Thomson Reuters for accelerated growth. This will require fundamental changes to how we operate.

We believe that we have significant opportunities to grow our new Legal Professionals, Tax Professionals and Corporates businesses by blending deep domain knowledge with cutting edge software and automation tools. Many of our customers operate on a global scale and their work continues to get more complex, time pressured and economically constrained. We are focused on empowering them with the content, technology and solutions that they need to thrive and become more efficient, enabling them to focus on higher value activities and provide high quality advice and insight to their colleagues and customers. We believe that many of our customers have longstanding relationships with Thomson Reuters and trust us because of our history and dependability, our deep understanding of their businesses and industries, and our provision of services that they can rely on for navigating a rapidly changing, and increasingly complex, digital world.

By redefining our customer segments, we are identifying the key areas where we believe we can create additional and meaningful value for our customers. We are building a dynamic, customer-centric organization and operating model with an aligned talent strategy to better inform how we design our offerings and our go-to-market approach. To become more time and cost efficient, we plan to pursue new internal process and customer-facing simplification initiatives. We are also focused on developing a greater platform approach for our various products and services and are increasingly utilizing artificial intelligence, analytics and the cloud to increase leverage, efficiency, speed and scale, both for our company and our customers. As part of these efforts, we are also concentrating on providing our customers with more digital opportunities to interact and work with us, as well as to improve retention, sales efficiency and the overall customer experience. In line with the new operating model, we are also building a flatter and more productive organization with talent that is expected to be more agile.

Our Legal Professionals, Tax Professionals and Corporates segments comprised approximately 80% of our 2017 revenues from continuing operations and collectively grew 4% organically. To effectively serve our customers and empower their success, we plan to increase investment both organically and through acquisitions in our Legal Professionals, Tax Professionals and Corporate segments. Our already strong positions in these segments, together with increased investment, should result in these segments comprising an increasing percentage of our total revenues, which is expected to lead to higher overall revenue growth for Thomson Reuters.

The information in this section is forward-looking and should be read in conjunction with the section in this document entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Discontinued Operations

F&R was classified as a discontinued operation for the third quarter and first nine months of the year. To facilitate a comparison with our 2017 results, prior-year period amounts in this management’s discussion and analysis have been restated to conform to the current period’s presentation. See the “Results of Discontinued Operations” section of this management’s discussion and analysis for additional information.

Seasonality

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, the performance of the Tax & Accounting segment from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. Additionally, the seasonality of our operating profit may be further impacted by the timing of our corporate costs, as we expect to incur significant costs to reposition our business following the closing of the F&R transaction (see the “Outlook” section of this management’s discussion and analysis).

Key Financial Highlights

Below are financial highlights from our third-quarter 2018 results, which are on a continuing operations basis, except where otherwise noted.

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency
IFRS Financial Measures
Revenues	1,292	1,272	2%
Operating profit	162	288	(44%)
Diluted EPS (includes discontinued operations)	$0.37	$0.46	(20%)
Cash flow from operations (includes discontinued operations)	850	808	5%
Non-IFRS Financial Measures(1)
Revenues	1,292	1,272	2%	3%
Adjusted EBITDA	302	388	(22%)	(21%)
Adjusted EBITDA margin	23.4%	30.5%	(710)bp	(710)bp
Adjusted EPS	$0.11	$0.27	(59%)	(59%)
Free cash flow (includes discontinued operations)	599	531	13%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

Our revenues increased 2% in total and 3% in constant currency, due to higher recurring revenues. Operating profit, adjusted EBITDA and the related margin declined due to higher expenses, which included investments to reposition our business following the separation of the F&R business from the rest of the company as well as additional expenses within the business segments. Operating profit was further impacted by higher depreciation and because the prior period included a gain on the sale of a portion of an investment. Diluted EPS decreased as lower operating profit and higher income tax expense from continuing operations more than offset higher net earnings from the F&R business, which increased primarily because F&R assets held for sale are not depreciated. Adjusted EPS, which excludes discontinued operations among other items, decreased primarily due to lower adjusted EBITDA.

The increase in cash flow from operations was primarily due to favorable working capital movements within discontinued operations. The increase in free cash flow reflected the same factor as well as lower capital expenditures.

Our 2018 priorities have been to:

●

Separate the F&R business from Thomson Reuters. On October 1, 2018 we closed the F&R transaction, separating the F&R business (now known as Refinitiv) and Thomson Reuters. Thomson Reuters and Refinitiv are now operating as two stand-alone businesses, facilitated by certain transitional service arrangements from each company to the other for a specified period.

●

Reposition Thomson Reuters. As part of our efforts to accelerate the revenue growth of our continuing business, we are repositioning our company by building a more customer-centric operating model. We are focusing on delivering solutions that can apply advanced analytics to the combined data of our company, customers and third parties. We will continue to automate knowledge work by incorporating artificial intelligence, machine learning and cognitive computing. Effective October 1, 2018, we are operating in our new customer-centric operating model. Additionally, as a result of the F&R transaction, we have started to realign our cost base for our remaining smaller company.

●

Grow through Digital Evolution. We believe that we can drive revenue growth from improved customer analytics and a more effective digital sales model. We plan to build a digital customer experience and sales channel for smaller tax and legal firms that make up a significant portion of our customer base. We are focused on making it easier for customers to buy our products and services. We also are prioritizing investing and expanding our position in the corporate market segment.

2018 Outlook:

We recently reaffirmed our 2018 full-year business outlook that we originally communicated in May 2018, except for an update to our adjusted EBITDA and full year effective tax rate on adjusted earnings. The following table sets forth our 2018 full-year business outlook for our continuing operations. For comparative purposes, 2017 actual amounts provided below have been restated to exclude the F&R business, which was classified as a discontinued operation for the third quarter and first nine months of the year.

Total Corporate costs are expected to be between $500 million and $600 million in 2018. In addition to core corporate costs, we expect to incur the following as part of our overall corporate costs:

●

Stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in the F&R business, as well as costs due to dis-synergies from losing certain benefits of scale from the transaction; and

●	Costs and investments to reposition the ongoing Thomson Reuters business following the separation of the F&R business from the rest of the company.

Non-IFRS Financial Measures(1)	2017 Actual(2)	2018 Outlook
Revenues	$5.3 billion	Low single digit growth (excludes any fourth quarter 2018 payments to Reuters News from Refinitiv following the closing of the F&R transaction)
Adjusted EBITDA	$1.6 billion	Approximately $1.3 billion including the corporate costs referred to below (previously between $1.2 billion and $1.3 billion)
Total Corporate costs	$244 million	Between $500 million and $600 million (including stranded costs and investments to reposition our company following the separation of the F&R business from the company)
Depreciation and amortization of computer software	$496 million	Between $500 million and $525 million
Capital expenditures, as a percentage of revenues	9.9%	Approximately 10% of revenues
Effective tax rate on adjusted earnings	11.4%	Between 17% and 19% (previously between 14% and 16%)

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

(2)	Refer to Appendix C for details of our 2017 revenues and adjusted EBITDA as reported in our 2017 annual management’s discussion and analysis, and as revised to exclude our F&R business.

Our 2018 outlook assumes constant currency rates relative to 2017. The 2018 outlook does not factor in the impact of any acquisitions or divestitures that may occur during the year except for our sale of a 55% interest in the F&R business.

Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

The information in this section is forward-looking and should also be read in conjunction with the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

Results of Operations—Continuing Operations

Consolidated results

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
IFRS Financial Measures
Revenues	1,292	1,272	2%		3,982	3,883	3%
Operating profit	162	288	(44%)		634	780	(19%)
Diluted EPS from continuing operations	($0.08)	$0.20	n/m		$0.36	$0.46	(22%)
Non-IFRS Financial Measures(1)
Revenues	1,292	1,272	2%	3%	3,982	3,883	3%	3%
Adjusted EBITDA	302	388	(22%)	(21%)	1,080	1,183	(9%)	(9%)
Adjusted EBITDA margin	23.4%	30.5%	(710)bp	(710)bp	27.1%	30.5%	(340)bp	(330)bp
Adjusted EBITDA less capital expenditures	192	228	(16%)		660	791	(17%)
Adjusted EBITDA less capital expenditures margin	14.9%	17.9%	(300)bp		16.6%	20.4%	(380)bp
Adjusted EPS	$0.11	$0.27	(59%)	(59%)	$0.55	$0.71	(23%)	(23%)

(1)

Refer to Appendix A for additional information on non-IFRS financial measures. Refer to Appendix B for a reconciliation of earnings of continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Foreign currency effects

As set forth in the table above, fluctuations in foreign exchange rates impact our results given our currency mix of revenues and expenses around the world. Average foreign exchange rates for the most significant foreign currencies that we transact in were as follows:

	Three months ended September 30,			Nine months ended September 30,
(U.S. dollars per unit)	2018	2017	U.S. Dollar Strengthened/ (Weakened) vs. Foreign Currency	2018	2017	U.S. Dollar Strengthened/ (Weakened) vs. Foreign Currency
British pound sterling	1.303	1.309	0.5%	1.352	1.276	(6.0%)
Euro	1.163	1.175	1.0%	1.195	1.113	(7.4%)
Canadian dollar	0.765	0.798	4.1%	0.777	0.766	(1.4%)
Argentine peso	0.032	0.058	44.8%	0.042	0.062	32.3%
Brazilian real	0.253	0.316	19.9%	0.280	0.315	11.1%

Revenues

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	980	947	3%	5%	2,970	2,846	4%	4%
Transactions revenues	146	147	(1%)	1%	503	509	(1%)	(1%)
Print revenues	169	180	(6%)	(3%)	516	533	(3%)	(3%)
Eliminations	(3)	(2)			(7)	(5)
Revenues	1,292	1,272	2%	3%	3,982	3,883	3%	3%

In both periods, revenues increased in total and in constant currency as higher recurring revenues were partly offset by a decline in print revenues. In the nine-month period, transactions revenues declined on both bases.

Operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures

Operating profit decreased in both periods as higher expenses and higher depreciation more than offset higher revenues. The prior period also benefited from the sale of a portion of an investment.

Adjusted EBITDA and the related margin declined as higher expenses more than offset higher revenues.

In the third quarter, adjusted EBITDA less capital expenditures and the related margin decreased as lower adjusted EBITDA was partly offset by lower capital expenditures. In the nine-month period, the declines in these measures were due to lower adjusted EBITDA and higher capital expenditures.

Operating expenses

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Operating expenses	985	888	11%	14%	2,901	2,698	8%	7%
Remove fair value adjustments(1)	5	(4)			1	2
Operating expenses, excluding fair value adjustments	990	884	12%	14%	2,902	2,700	7%	7%

(1)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Operating expenses, excluding fair value adjustments, increased in total and on a constant currency basis in the third quarter and nine-month period primarily due to investments to reposition our business following the separation of the F&R business from the rest of the company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance. The increase in expenses also reflected higher employee-related expenses and costs associated with new products. The nine-month period included charges associated with a long-term contract in Tax & Accounting’s Government business.

Depreciation and amortization

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	Change	2018	2017	Change
Depreciation	24	23	4%	83	85	(2%)
Amortization of computer software	96	76	26%	294	265	11%
Subtotal	120	99	21%	377	350	8%
Amortization of other identifiable intangible assets	26	33	(21%)	83	103	(19%)

●

In the third quarter, $13 million of the increase in depreciation and amortization of computer software on a combined basis reflected a cumulative true-up for our final accounting of the assets transferred with the F&R business. In the nine-month period, the increase was primarily due to higher depreciation and amortization of computer software associated with our investments in digital and customer experience initiatives.

●	Amortization of other identifiable intangible assets decreased in both periods primarily due to the completion of amortization for certain identifiable intangible assets acquired in previous years.

Other operating gains, net

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Other operating gains, net	1	36	13	48

In the nine-month period of 2018, other operating gains, net, included a gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with our principal shareholder, Woodbridge (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). Both periods in 2017 included a gain from the sale of a portion of an investment.

Net interest expense

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	Change	2018	2017	Change
Net interest expense	82	89	(8%)	241	270	(11%)

Net interest expense decreased in both periods as certain long-term debt obligations were refinanced with commercial paper and credit facility borrowings, which bear lower interest rates.

Other finance costs (income)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Other finance costs (income)	11	57	(10)	145

Other finance costs (income) included gains or losses related to changes in foreign exchange contracts and gains or losses on the impact of fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The significant change in both periods of 2018 reflects the settlement of certain of these arrangements in the second half of 2017, as well as changes in foreign exchange rates.

Tax expense

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Tax expense	128	-	152	26

Tax expense in both periods of 2018 included $95 million of charges associated with the separation of F&R from the rest of our company. The tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

Additionally, the comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense (benefit) that impact comparability from period to period, including tax expense (benefit) associated with items that are removed from adjusted earnings:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Tax expense (benefit)
Tax items impacting comparability:
Net tax charges related to restructuring(1)	95	-	95	-
Corporate tax rates(2)	19	5	5	6
Deferred tax adjustments	(2)	(10)	-	(5)
Subtotal	112	(5)	100	1
Tax related to:
Fair value adjustments	1	1	1	(1)
Amortization of other identifiable intangible assets	(8)	(9)	(20)	(28)
Other items	-	16	1	17
Subtotal	(7)	8	(18)	(12)
Total	105	3	82	(11)

(1)	Relates to internal restructuring of our existing businesses in preparation for the sale of a 55% interest in our F&R business.

(2)	Relates to changes in U.S. state deferred tax liabilities resulting from changes in apportionment factors and changes associated with the sale of a 55% interest in the F&R business.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Tax expense	128	-	152	26
Remove: Items from above impacting comparability	(105)	(3)	(82)	11
Other adjustment:
Interim period effective tax rate normalization(1)	2	6	-	8
Total tax expense on adjusted earnings	25	3	70	45

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(Loss) earnings and diluted EPS from continuing operations

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2018	2017	Change	2018	2017	Change
(Loss) earnings from continuing operations	(58)	143	n/m	256	335	(24%)
Diluted EPS from continuing operations	($0.08)	$0.20	n/m	$0.36	$0.46	(22%)

(Loss) earnings from continuing operations and the related per share amount decreased in the third quarter and the nine-month period as lower operating profit and higher income tax expense were partly offset by benefits from other finance costs and lower interest expense. Additionally, diluted EPS in the nine-month period benefited from lower outstanding common shares due to share repurchases (see the “Liquidity and Capital Resources – Share Repurchases” section of this management’s discussion and analysis for additional information).

Adjusted earnings and adjusted EPS

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except per share amounts and share data)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Net earnings	291	348	(16%)		637	868	(27%)
Adjustments to remove:
Fair value adjustments	(5)	4			(1)	(2)
Amortization of other identifiable intangible assets	26	33			83	103
Other operating gains, net	(1)	(36)			(13)	(48)
Other finance costs (income)	11	57			(10)	145
Share of post-tax (earnings) losses in equity method investments	(1)	(1)			(5)	4
Tax on above items(1)	(7)	8			(18)	(12)
Tax items impacting comparability(1)	112	(5)			100	1
Earnings from discontinued operations, net of tax	(349)	(205)			(381)	(533)
Interim period effective tax rate normalization(1)	(2)	(6)			-	(8)
Dividends declared on preference shares	(1)	(1)			(2)	(2)
Adjusted earnings	74	196	(62%)		390	516	(24%)
Adjusted EPS	$0.11	$0.27	(59%)	(59%)	$0.55	$0.71	(23%)	(23%)
Diluted weighted-average common shares (millions)	702.3	716.9			708.1	722.5

(1)	See the “Tax expense” section above for additional information.

Adjusted earnings and the related per share amount decreased in both periods primarily due to lower adjusted EBITDA. In the nine-month period, adjusted EPS also reflected a benefit from lower outstanding common shares due to share repurchases.

Segment results

The following is a discussion of our three reportable segments for our continuing business for the three and nine months ended September 30, 2018: Legal, Tax & Accounting and Reuters News. Beginning in the first quarter of 2018, Reuters News became a reportable segment. The Regulatory Intelligence and Compliance Learning businesses, which were previously reported as part of the F&R business and generated approximately $69 million of annual revenues in 2017, were retained after the closing of the F&R strategic partnership transaction and are reported as part of the Legal segment.

We assess the performance of our reportable segments as follows:

Revenues

We present segment revenue growth at both actual foreign exchange rates and in constant currency. We assess revenue performance for each reportable segment, as well as the businesses within each segment, before the impact of currency (or at “constant currency”). We also analyze our revenue by three types, recurring, transactions and print, reflecting the nature of our business model. While much of our print revenues are recurring, we segregate our revenues from print products to highlight that our print revenues are steadily declining due to our customers’ preference for online products.

Segment adjusted EBITDA and segment adjusted EBITDA margin

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs for centralized support services such as technology, editorial, real estate and certain global transaction processing functions that are based on usage or other applicable measures.

●	Segment adjusted EBITDA margin is segment adjusted EBITDA expressed as a percentage of revenues.

Our “Corporate” category includes expenses for corporate functions.

Legal

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	649	618	5%	5%	1,926	1,835	5%	5%
Transactions revenues	78	74	5%	7%	233	228	2%	2%
Print revenues	156	168	(7%)	(4%)	478	496	(4%)	(4%)
Revenues	883	860	3%	4%	2,637	2,559	3%	3%
Segment adjusted EBITDA	327	345	(5%)	(5%)	967	984	(2%)	(2%)
Segment adjusted EBITDA margin	37.0%	40.1%	(310)bp	(330)bp	36.7%	38.5%	(180)bp	(180)bp

On a constant currency basis, revenues increased 4% in the third quarter and 3% in the nine-month period. In both periods, higher recurring and transactions revenues more than offset lower print revenues. An acquisition in the first quarter of 2018 contributed 1% to revenue growth in both periods. Excluding print, Legal’s revenues increased 5% in the third quarter and 4% in the nine-month period.

Revenue performance by line of business in constant currency was as follows:	Third Quarter 2018 Revenues by Line of Business

●   Global Solutions revenues include non-U.S. legal information and global software and services businesses. Global Solutions revenues increased 9% in the third quarter driven by 9% growth in recurring revenues (82% of the Global Solutions business) and 10% growth in transactions revenues. In the nine-month period, Global Solutions increased 6% driven by 7% growth in recurring revenues and 2% growth in transactions revenues. In both periods, revenues increased for U.K. Practical Law, FindLaw, Investigative & Public Records, Tracker and Elite, while revenues in Legal Managed Services were lower;

●   U.S. Online Legal Information revenues increased 2% in both periods, due to growth in U.S. Practical Law. Our recent launch of Westlaw Edge continues to be well received by our customers and we expect to continue to enhance its capabilities; and

●   Print revenues, which include U.S. and international print businesses, decreased 4% in both periods, including the contribution from a business acquired in the first quarter of 2018.

Legal’s segment adjusted EBITDA and the related margins decreased on a constant currency basis in both periods as higher revenues were more than offset by higher expenses. The increase in expenses included investments related to the July 2018 launch of Westlaw Edge, a new legal research platform that utilizes advanced artificial intelligence, and higher employee-related costs. For the full-year, we expect Legal’s margin to be comparable to the nine-month period of 2018.

Tax & Accounting

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	272	267	2%	5%	859	824	4%	6%
Transactions revenues	56	62	(10%)	(5%)	240	247	(3%)	(2%)
Print revenues	13	12	8%	8%	38	37	3%	3%
Revenues	341	341	-	3%	1,137	1,108	3%	4%
Segment adjusted EBITDA	93	95	(2%)	(2%)	331	339	(2%)	(1%)
Segment adjusted EBITDA margin	27.3%	27.9%	(60)bp	(140)bp	29.1%	30.6%	(150)bp	(160)bp

Revenues increased 3% and 4% on a constant currency basis in the third quarter and nine-month period, respectively, as growth in recurring and print revenues were partly offset by a decline in transactions revenues.

Recurring and total revenue growth in the third quarter included a 1% negative impact from the January 1, 2018 adoption of a new accounting standard, IFRS 15. IFRS 15 did not impact revenue growth in the nine-month period, and we continue to expect a nominal impact from the accounting standard on Tax & Accounting’s revenues for the full year.

Revenue performance by line of business in constant currency was as follows:

●   Corporate includes revenues from federal, state, local and international tax compliance, planning and management software and services. Corporate revenues increased 3% and 4% in the third quarter and nine-month period, respectively, primarily due to growth in the ONESOURCE global tax compliance solutions, partly offset by lower transactional revenues;

●   Professional includes revenues from tax, accounting, payroll, document management, and practice management software and services. Professional revenues increased 5% and 7% in the third quarter and nine-month period, respectively, primarily from growth in CS Professional Suite solutions for accounting firms and higher revenues in Latin America;

●   Knowledge Solutions includes revenues from information, research, and certified professional education tools for tax and accounting professionals. Knowledge Solutions revenues increased 2% and 1% in the third quarter and nine-month period, respectively, due to growth in Checkpoint and print revenues; and

●   Government, which represents only 3% of Tax & Accounting’s revenues, includes integrated property tax management and land registry solutions. Government revenues increased 3% and 2% in the third quarter and nine-month period, respectively.

Third Quarter 2018 Revenues by Line of Business

Tax & Accounting’s segment adjusted EBITDA and the related margins decreased on a constant currency basis in both periods as the impact of higher expenses more than offset higher revenues. The increase in expenses in both periods included higher employee-related expenses. The nine-month period also included charges associated with a long-term contract in Tax & Accounting’s Government business.

Tax & Accounting is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance. We expect Tax & Accounting’s full-year 2018 margin to be in line with, or marginally higher than the prior year.

Reuters News

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	59	62	(5%)	(5%)	185	187	(1%)	(4%)
Transactions revenues	12	11	9%	-	30	34	(12%)	(12%)
Revenues	71	73	(3%)	(4%)	215	221	(3%)	(5%)
Segment adjusted EBITDA	6	7	(14%)	(17%)	22	29	(24%)	(29%)
Segment adjusted EBITDA margin	8.5%	9.6%	(110)bp	(110)bp	10.2%	13.1%	(290)bp	(310)bp

In both periods, revenues decreased on a constant currency basis primarily due to lower recurring revenues, which comprise the majority of Reuters News’ revenues. Transaction revenues were essentially unchanged in the third quarter and decreased in the nine-month period on a constant currency basis.

Segment adjusted EBITDA and the related margin for Reuters News decreased on a constant currency basis due to lower revenues.

Reuters News supplies news and editorial content to Refinitiv. When we owned all of the F&R business, the costs to produce this content were allocated to the F&R business and therefore included as part of discontinued operations, rather than as a component of Reuters News’ adjusted EBITDA. Beginning in the fourth quarter, Reuters News will report these costs as part of its adjusted EBITDA. At the same time, Reuters News will begin to recognize revenue of $325 million per year under a new 30-year agreement to continue to supply news and editorial content to the Refinitiv strategic partnership. The revenue is expected to be largely offset by the associated expenses within the results of Reuters News.

Corporate costs

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Corporate costs	124	59	240	169

The increase in corporate costs reflected investments to reposition our business following the separation of the F&R business from the rest of our company, including acceleration of digital strategies, replication of capabilities that we lost with the separation from Refinitiv and severance.

Results of Discontinued Operations

Earnings from discontinued operations, net of tax, includes the following:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
F&R	358	206	397	532
Intellectual Property & Science (IP & Science)	(9)	(1)	(16)	1
Earnings from discontinued operations, net of tax	349	205	381	533

In the third quarter of 2018, earnings from the discontinued operations of the F&R business increased primarily because there was no depreciation and amortization expense, as F&R assets held for sale were not depreciated. Earnings from discontinued operations also included a benefit from fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts. These increases were partly offset by an additional tax charge of approximately $90 million associated with the sale of a 55% interest in the F&R business.

In the nine-month period of 2018, earnings from the discontinued operations of the F&R business reflected an $850 million deferred tax charge, most of which was recorded in the first quarter of 2018, associated with the sale of a 55% interest in that business. The $850 million deferred tax charge includes $38 million that was recorded in the third quarter, which resulted from an increase in state tax rates expected to apply to the F&R transaction. These deferred taxes were not required before 2018 as the F&R business was not considered held for sale until January 2018. This deferred tax liability will be remeasured upon closing of the transaction and will remain deferred until such time as we dispose of our 45% interest in the new partnership. The company estimates that cash tax payments of approximately $125 million will be required in connection with the F&R transaction. The majority of these tax payments will be made in the fourth quarter of 2018.

Excluding the impact of the tax charge, the results of discontinued operations increased in the nine-month period reflecting the benefit from the treatment of depreciation and amortization, as well as a benefit from fair value adjustments and higher revenues.

Refer to the “F&R” section below for additional details.

Amounts related to our former IP & Science business include residual expense and income items that were borne by our company following the sale in October 2016.

F&R

Due to the significance of the F&R business to our company, supplemental information about its performance is provided below. As our retained 45% interest in the Refinitiv partnership will remain significant to our company, we plan to continue to provide information about Refinitiv’s performance and financial condition in future periods.

	Three months ended September 30,				Nine months ended September 30,
			Change				Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Constant Currency	2018	2017	Total	Constant Currency
Recurring revenues	1,186	1,175	1%	2%	3,595	3,486	3%	2%
Transactions revenues	239	230	4%	5%	730	669	9%	9%
Recoveries revenues	116	120	(3%)	-	352	356	(1%)	(3%)
Revenues	1,541	1,525	1%	2%	4,677	4,511	4%	2%
Segment adjusted EBITDA	482	461	5%	6%	1,480	1,380	7%	6%
Segment adjusted EBITDA margin	31.3%	30.2%	110bp	100bp	31.6%	30.6%	100bp	120bp
Cash flow from operations	583	413	41%		1,244	935	33%
Free cash flow(1)	442	296	49%		822	565	45%
Capital expenditures	116	96	21%		362	318	14%

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

In the third quarter, revenues increased 2% on a constant currency basis, all of which was organic. In the nine-month period revenues increased 2% on a constant currency basis as 3% organic growth was partly offset by a 1% negative impact from the January 1, 2018 adoption of IFRS 15. The revenue increases in both periods were primarily due to growth in recurring revenues, all of which was organic, and in transactions revenues. In the third quarter, transactions revenues increased 5% on a constant currency basis, comprised of 4% organic growth and 1% from a positive impact from IFRS 15. In the nine-month period, transactions revenues increased 11% organically, which was partly offset by a 2% negative impact from IFRS 15. Both periods reflected growth in Tradeweb and higher foreign exchange trading revenues.

Segment adjusted EBITDA and the related margin increased in both periods as higher revenues and lower technology costs more than offset costs of separating the F&R business from the company. The third quarter of 2018 included $39 million of costs to separate the F&R business from the company. Excluding these costs, segment adjusted EBITDA increased 13% and the margin increased 360bp in the third quarter. In the nine-month period, segment adjusted EBITDA included $83 million of costs to separate the F&R business from Thomson Reuters. Excluding these costs, segment adjusted EBITDA increased 13% and the margin increased 280bp in the nine-month period. Foreign currency positively impacted segment adjusted EBITDA margin by 10bp in the third quarter, but negatively impacted segment adjusted EBITDA margin by 20bp in the nine-month period, compared to the prior-year periods.

Cash flow from operations increased in both periods primarily due to favorable working capital movements. Free cash flow increased in both periods reflecting the same factors as cash flow from operations, which were partly offset by higher capital expenditures.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper programs and credit facilities. From time to time, we also issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

On October 1, 2018, we closed the sale of a 55% interest in our F&R business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone., The F&R business is now known as Refinitiv. We received approximately $17 billion in gross cash proceeds at the closing, which remain subject to future purchase price adjustments, and retained a 45% interest in the business. We plan to use the proceeds in a balanced manner, as follows:

We are in the process of returning $10 billion of the F&R transaction proceeds to our shareholders.

●

In October 2018, we returned approximately $6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer. Our principal shareholder (Woodbridge) participated pro rata in the substantial issuer bid/tender offer.

●	Since announcing the F&R transaction on January 30, 2018, we have returned approximately $1 billion to shareholders through open market share repurchases under our normal course issuer bid (NCIB).
●

We plan to return approximately $2.5 billion to shareholders through a return of capital transaction, which was announced on October 8, 2018 and is expected to be completed on or about November 27, 2018. The transaction, which is subject to shareholder and court approval, consists of a cash distribution of $4.45 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

In October, we used approximately $4 billion of the F&R transaction cash proceeds to repay debt, reducing our debt from approximately $7 billion to $3 billion and allowing us to remain substantially below our target leverage ratio (net debt/adjusted EBITDA) of 2.5:1.

Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information about these transactions.

We intend to use $2 billion of the proceeds from the F&R transaction to fund strategic, targeted acquisitions to bolster our positions in key growth segments of our Legal Professionals, Tax Professionals and Corporate businesses. We expect to use the remaining $1 billion for cash taxes, pension contributions, bond redemption costs and other fees and outflows related of the transaction. These funds include $500 million to $600 million of spend to eliminate stranded costs as well as investments to reposition the company following the separation of the business.

Cash flow

Summary of consolidated statement of cash flow

The following discussion relates to the total cash flows of our business, including discontinued operations.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	$ Change	2018	2017	$ Change
Net cash provided by operating activities	850	808	42	2,072	1,274	798
Net cash used in investing activities	(245)	(218)	(27)	(784)	(813)	29
Net cash used in financing activities	(861)	(468)	(393)	(1,169)	(1,945)	776
Increase (decrease) in cash and bank overdrafts	(256)	122	(378)	119	(1,484)	1,603
Translation adjustments	(9)	4	(13)	(21)	9	(30)
Cash and bank overdrafts at beginning of period	1,231	766	465	868	2,367	(1,499)
Cash and bank overdrafts at end of period	966	892	74	966	892	74
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	507	898	(391)	507	898	(391)
Cash and cash equivalents in assets held for sale	461	-	461	461	-	461
Bank overdrafts	(2)	(6)	4	(2)	(6)	4

Operating activities. Net cash provided by operating activities increased in the third quarter primarily due to favorable working capital movements in discontinued operations. Net cash provided by operating activities increased in the nine-month period primarily because the prior-year period included a $500 million pension contribution and higher severance payments. Favorable working capital movements in discontinued operations also contributed to the increase.

Investing activities. Net cash used in investing activities increased in the third quarter as higher acquisition spending more than offset lower capital expenditures and proceeds from the disposal of a portion of an investment in the prior period. Net cash used in investing activities decreased in the nine-month period as lower acquisition spending, proceeds from the sale of a building in 2018 and the partial sale of an investment in 2017 more than offset higher capital expenditures. In the nine-month period of 2018, acquisition spending was $60 million compared to $184 million in the prior-year period. The acquisition spending in the prior-year period occurred primarily within the F&R business, which was classified as a discontinued operation.

Financing activities. Net cash used in financing activities increased in the third quarter primarily due to lower net borrowings, partly offset by lower share repurchases. The decrease in net cash used in financing activities in the nine-month period was due to lower net repayments of debt and lower share repurchases. We returned $0.4 billion (2017—$0.5 billion) and $1.2 billion (2017—$1.5 billion) to our common shareholders through dividends and share repurchases in the third quarter and nine-month period, respectively.

Additional information about our debt, dividends and share repurchases is as follows:

●

Commercial paper programs. Our $2.0 billion commercial paper programs provide cost-effective and flexible short-term funding. Issuances of commercial paper reached a peak of $2.0 billion during the nine-month period of 2018, of which $1.7 billion was outstanding at September 30, 2018. Refer to the “Subsequent Events” section of this management’s discussion and analysis for commercial paper repayments made in October 2018.

●

Credit facilities. The company has a $2.4 billion credit facility that matures in November 2021 and may be used to provide liquidity for general corporate purposes (including support for our commercial paper programs). In the nine-month period of 2018, we borrowed and repaid $370 million under this credit facility. There were no borrowings under this credit facility at September 30, 2018. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 100 basis points. We may request an increase in the lenders’ commitments up to a maximum amount of $3.0 billion, subject to approval by applicable lenders.

The company had a $1.5 billion credit facility that was comprised of a $0.5 billion term loan facility and a $1.0 billion revolving credit facility, which was cancelled on October 1, 2018. We had no borrowings under either facility at September 30, 2018. During the nine-month period of 2018, we borrowed and repaid $1.0 billion under the revolving credit facility.

In the event that our debt rating is downgraded by Moody’s or Standard & Poor’s, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fee and borrowing costs. We monitor the lenders that are party to our facilities and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facilities. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreements (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreements) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2018.

●

Debt shelf prospectus. In July 2018, we filed a debt shelf prospectus under which we may issue up to $3.0 billion principal amount of debt securities from time to time through August 2020. We have not issued any debt securities under the prospectus.

●	Long-term debt. We repaid the following notes in the nine months ended September 30, 2017:

Month/Year	Transaction	Principal Amount (in millions)
Notes repaid
September 2017	1.65% Notes, due 2017	US$550
February 2017	1.30% Notes, due 2017	US$550

Refer to the “Subsequent Events” section of this management’s discussion and analysis for debt repayments made in October 2018 following the closing of the F&R transaction.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in significantly higher borrowing rates.

In October 2018 following the closing of the F&R transaction, Standard and Poor’s downgraded our long-term debt from BBB+ to BBB. As of the date of this management’s discussion and analysis, there have been no other changes to our credit ratings. Our credit ratings continue to be subject to change in the future.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F2
Trend/Outlook	Negative Outlook	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
Dividends declared per share	$0.345	$0.345	$1.035	$1.035
Dividends declared	242	246	732	746
Dividends reinvested	(10)	(9)	(25)	(26)
Dividends paid	232	237	707	720

In October 2018, we increased our annualized dividend rate to $1.40 per common share effective with the quarterly dividend payable in December 2018. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

●

Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are effected under our NCIB. In May 2018, we renewed our NCIB for an additional 12 months. Under the renewed NCIB, we may repurchase up to 35.5 million common shares between May 30, 2018 and May 29, 2019 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that our company will pay for shares in open market transactions under the NCIB will be the market price at the time of purchase or such other price as may be permitted by TSX. There were no private agreement purchases in 2018. In the nine-month period of 2017, we privately repurchased 6.0 million common shares at a discount to the then-prevailing market price.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Share repurchases (millions of U.S. dollars)	129	230	488	808
Shares repurchased (number in millions)	3.1	5.0	12.2	18.5
Share repurchases—average price per share in U.S. dollars	$41.13	$46.03	$39.95	$43.60

Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. We may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. From time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter into a pre-defined plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. In August 2018, we entered into such a plan with our broker to allow for repurchases following the expiry of the substantial issuer bid/tender offer in October 2018. In connection with entering into this plan, we recorded a $512 million liability in “Other financial liabilities” within current liabilities at September 30, 2018 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional details on our NCIB and SIB.

Free cash flow

The following discussion relates to the total cash flows of our business, including discontinued operations.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Net cash provided by operating activities	850	808	2,072	1,274
Capital expenditures	(110)	(160)	(420)	(392)
Proceeds from disposals of property and equipment	-	-	27	-
Capital expenditures from discontinued operations	(116)	(96)	(362)	(318)
Other investing activities	1	1	19	16
Other investing activities from discontinued operations	-	(2)	-	(2)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid to non-controlling interests from discontinued operations	(25)	(19)	(60)	(50)
Free cash flow	599	531	1,274	526

Free cash flow increased in the third quarter primarily due to higher cash flow from operating activities and lower capital expenditures. Despite higher capital expenditures in the nine-month period, free cash flow increased due to significantly higher cash flow from operating activities.

Financial position

Our total assets were $26.7 billion at September 30, 2018, an increase of $0.3 billion from December 31, 2017. The increase was primarily due to capital expenditures, including within our F&R business, which more than offset depreciation of fixed assets and amortization of computer software and identifiable intangible assets. The increase partly reflected that F&R assets held for sale were not depreciated.

At September 30, 2018, the carrying amounts of our total current liabilities (excluding liabilities associated with assets held for sale) exceeded the carrying amounts of our total current assets (excluding assets held for sale) by $3.1 billion. Of this amount, current liabilities included $2.1 billion of current indebtedness, which we repaid with the proceeds from the sale of a 55% interest in our F&R business in October 2018 (refer to the “Subsequent Events” section of this management’s discussion and analysis). Current liabilities also include $0.7 billion of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe this portion of our negative working capital position at September 30, 2018 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt(1)

	September 30,	December 31,
(millions of U.S. dollars)	2018	2017
Current indebtedness	2,127	1,644
Current indebtedness in liabilities associated with assets held for sale	1	-
Long-term indebtedness	4,955	5,382
Total debt	7,083	7,026
Swaps	285	246
Total debt after swaps	7,368	7,272
Remove fair value adjustments for hedges(2)	15	9
Total debt after currency hedging arrangements	7,383	7,281
Remove transaction costs and discounts included in the carrying value of debt	51	59
Less: cash and cash equivalents(3)	(507)	(874)
Less: cash and cash equivalents in assets held for sale(4)	(461)	-
Net debt	6,466	6,466

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A of this management’s discussion and analysis.

(2)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(3)

Includes cash and cash equivalents of $20 million and $126 million at September 30, 2018 and December 31, 2017, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

(4)	Includes $112 million of cash and cash equivalents at September 30, 2018 that is not available for general use by our company due to the same restrictions described in note (3) above.

At September 30, 2018, our total debt position (after swaps) was $7.4 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At September 30, 2018, the average maturity of our term debt (total debt excluding commercial paper and credit facilities) was approximately nine years at an average interest rate (after swaps) of less than 5%. In October 2018, we repaid approximately $4 billion of debt using the proceeds from the sale of a 55% interest in the F&R business. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information. After these debt repayments, the average maturity of our term debt was approximately twelve years at an average interest rate (after swaps) of less than 5%, all of which is fixed, and we remain well below our target leverage ratio of net debt to adjusted EBITDA of 2.5:1.

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2017 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the nine months ended September 30, 2018.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

For additional information, please see the “Risk Factors” section of our 2017 annual report, which contains further information on risks related to tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the part of the “Additional Information” section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our 2018 full-year business outlook that was originally communicated in May 2018, except for an update to our adjusted EBITDA and full-year estimated effective tax rate on adjusted earnings. Consistent with prior years, our guidance is provided before currency. Our outlook for revenue growth and adjusted EBITDA:

●	Assumes constant currency rates relative to 2017;
●	Excludes the F&R business, which was classified as a discontinued operation through the closing of the F&R transaction; and
●	Does not factor in the impact of acquisitions or divestitures that may occur during the year except for the sale of a 55% interest in the F&R business.

The following table sets forth our 2018 financial outlook for revenue growth and adjusted EBITDA, as well as the material assumptions and the material risks that may cause actual performance to differ materially from our expectations for those measures.

   Revenues expected to grow low single digits (excludes any fourth quarter 2018 payments to Reuters News from Refinitiv following the October 1, 2018 closing of the F&R strategic partnership transaction)

Material assumptions	Material risks

●     Gross domestic product (GDP) growth in most of the countries where we operate

●     Continued demand for products and services that help customers navigate changing geopolitical, economic and regulatory environments

●     An increase in demand for information and workflow solutions

●     Accelerated growth in Legal & Tax & Accounting businesses due to increased focus

●     Global economic uncertainty due to factors including continued regulatory reform around the world, changes in the political environment may limit business opportunities for our customers, lowering their demand for our products and services

●    Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product or customer support initiatives

●    Pressure on certain customers, in developed markets in particular, may constrain the number of professionals employed

●    Competitive pricing actions could impact our revenues

●     Our sales and product initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA of approximately $1.3 billion, including the corporate costs referred to below (previously between $1.2 billion and $1.3 billion)
Material assumptions	Material risks

●    Revenues expected to grow at low single digits

●     Business mix continues to shift to higher-growth product offerings

●     Continued investment in growth markets, customer service, product development and digital capabilities

●     The costs to separate the F&R business from Thomson Reuters, as well as our ability to reduce our cost base, are in line with our estimates

●    Same as the risks above related to the revenue outlook

●     The costs of required investments exceed expectations or actual returns are below expectations

●     Acquisition and disposal activity may dilute adjusted EBITDA

●     Our estimate of costs to separate our businesses as well as our estimates regarding the reduction of our cost base may be inaccurate

For the full year of 2018, we expect corporate costs to be between $500 million and $600 million and that they will increase over the balance of the year. The 2018 estimate is comprised of:

●	Approximately $140 million of core corporate costs;
●

Approximately $150 million of stranded costs, which we define as costs that will not be eliminated with the sale of the 55% interest in the F&R business, as well as costs due to dis-synergies from losing certain benefits of scale from the F&R transaction; and

●

Between $200 million and $300 million for investments to reposition the ongoing Thomson Reuters business following the separation of the F&R business from the rest of the company, including reducing the stranded costs, replacing operating and technology capabilities lost through the sale of a 55% interest in the F&R business, and investments to better position Thomson Reuters for the future.

Additionally, we expect that our corporate costs in 2019 and 2020 will be impacted by the following:

●	Stranded costs should gradually decline to approximately $100 million in 2019 and to $50 million or less by the end of 2020; and
●	In 2019, we expect to spend an additional $250 million to $300 million to separate and reposition the remaining business.

We expect depreciation and amortization of computer software to be between $500 million and $525 million, capital expenditures to approximate 10% of revenues, and our 2018 effective tax rate to be between 17% and 19% (previously between 14% and 16%), assuming no material changes in current tax laws or treaties to which we are subject. Our expectation for the full-year tax rate reflects the impact of anticipated spending in the second half of 2018 to separate and reposition our business in connection with the disposition of a 55% interest in the F&R business.

Our Outlook contains various non-IFRS financial measures. For Outlook purposes only, we are unable to reconcile these non-IFRS measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the 2018 impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, we cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not anticipate.

Related Party Transactions

As of November 5, 2018, Woodbridge beneficially owned approximately 66% of our shares.

In April 2018, we sold a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge for $16 million. The subsidiary’s assets consisted of accumulated losses that management did not expect to utilize against future taxable income prior to their expiry. As such, no tax benefit for the losses had been recognized in our consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. We recorded a gain of $16 million within “Other operating gains, net” within the consolidated income statement. In connection with this transaction, our board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between us and the purchaser was reasonable. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

In October 2018, we returned approximately $6.5 billion to our shareholders pursuant to a substantial issuer bid/tender offer under which we repurchased approximately 138 million shares at a price of $47 per share. As part of this transaction, Woodbridge sold approximately 88.9 million shares through a proportionate tender which allowed it to maintain its equity ownership in Thomson Reuters of approximately 64%. Refer to the “Subsequent Events” section of this management’s discussion and analysis for additional information.

Except for the above transactions, there were no new significant related party transactions during the nine months ended September 30, 2018. Please refer to the “Related Party Transactions” section of our 2017 annual management’s discussion and analysis, which is contained in our 2017 annual report, as well as note 29 of our 2017 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

F&R Strategic Partnership Transaction

On October 1, 2018, we closed the sale of a 55% interest in our F&R business to private equity funds managed by Blackstone. An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. We retained a 45% interest in the business, which is now known as Refinitiv. Beginning with its results for the fourth quarter of 2018, Thomson Reuters’ IFRS results will include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax earnings in equity method investments”. Thomson Reuters’ non-IFRS measures, including adjusted earnings, will exclude its share of post-tax earnings in equity method investments. To facilitate the separation, Refinitiv and Thomson Reuters are providing certain transition services to each other for a specified period, including technology and administrative services.

We received approximately $17 billion in gross proceeds at closing, which remain subject to purchase price adjustments, and expect to record a post-tax gain of approximately $3.0 billion from the transaction.

Since the closing of the F&R transaction, we have repaid approximately $4 billion of debt from the proceeds of the F&R transaction, including through a recently completed debt redemption and debt tender offer. The repayments were as follows:

Full / Partial Redemption	Notes Repaid	Principal Amount (in millions)
Full Redemption	3.369% Notes, due 2019	C$500(1)
Full Redemption	4.35% Notes, due 2020	C$750(2)(3)
Full Redemption	4.70% notes, due 2019	$500(3)
Partial Redemption	3.95% notes, due 2021	$211 million repaid of $350 million principal amount(3)
Partial Redemption	3.85% notes, due 2024	$208 million repaid of $450 million principal amount(3)
Partial Redemption	4.50% notes, due 2043	$231 million repaid of $350 million principal amount(3)

(1)	Converted to US$478 million principal amount at an interest rate of 2.852% after cross-currency swap agreements that were designated as cash flow hedges.

(2)	Converted to US$731 million principal amount at an interest rate of 3.911% after cross-currency swap agreements that were designated as cash flow hedges.

(3)

The notes were classified as “Long-term indebtedness” within the consolidated statement of financial position at September 30, 2018 based on their maturity date, as the early repayment in October 2018 was contingent on the company’s closing the sale of a 55% interest in its F&R business.

We also repaid approximately $1.7 billion of outstanding commercial paper borrowings.

In October 2018, we returned approximately $6.5 billion to shareholders pursuant to a substantial issuer bid/tender offer under which we repurchased approximately 138 million shares at a price of $47 per share. Our principal shareholder, Woodbridge, made a proportionate tender, which resulted in it tendering the number of shares that allowed it to maintain its 64% proportionate equity ownership in Thomson Reuters following completion of the transaction.

We plan to return approximately $2.5 billion to shareholders through a return of capital transaction, which was announced on October 8, 2018 and is expected to be completed on or about November 27, 2018. The transaction, which is subject to shareholder and court approval, consists of a cash distribution of $4.45 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

See the section entitled “F&R Strategic Partnership Transaction” for further details about the expected use of proceeds.

In connection with the closing of the F&R transaction, Reuters News and Refinitiv entered into a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum of $325 million per year. For the duration of the news agreement, we have granted the Refinitiv partnership a license to permit it to brand its products/services and company name with the “Reuters” mark, subject to applicable limitations and restrictions set forth in a trademark license agreement.

Share repurchases

In October 2018, we repurchased 11.1 million of our common shares under our NCIB for $512 million at an average price per share of $46.28.

Acquisition

In October 2018, we signed a definitive agreement to acquire Integration Point, a provider of global trade management operations. The completion of the acquisition is subject to customary regulatory approvals and closing conditions.

Dividends

In October 2018, our board of directors approved a $0.02 per share increase in the annualized dividend to $1.40 per common share, which will become effective with our quarterly dividend to be paid in the fourth quarter of 2018. A quarterly dividend of $0.35 will be paid on December 17, 2018 to shareholders of record as of November 15, 2018.

Segment reporting changes

Effective October 1, 2018, we transitioned from a product-centric structure to a customer-centric structure, and remapped our business units into the following reportable segments:

●	Legal Professionals
●	Tax Professionals
●	Corporates
●	Global Print
●	Reuters News

We will begin to report on the new segment basis beginning with the fourth-quarter 2018 results.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2017 annual management’s discussion and analysis, which is contained in our 2017 annual report, as well as notes 1 and 2 of our consolidated interim financial statements for the three and nine months ended September 30, 2018, for information regarding changes in accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2017 annual management’s discussion and analysis, which is contained in our 2017 annual report, for additional information, as well as note 3 of our consolidated interim financial statements for the three and nine months ended September 30, 2018, for information regarding changes on our critical accounting judgments.

Additional Information

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We are engaged in the following long-term efficiency initiative which impacts our financial reporting:

●

We are enhancing our order-to-cash (OTC) applications and related workflow processes in phases over multiple years. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline and automate processes across our organization through this initiative.

As we are implementing this initiative in phases over an extended period, the nature and extent of activity will vary by quarter. In certain quarters, we may have limited or no activity.

The initiative could result in material changes to our internal control over financial reporting depending on the nature and volume of work completed as we will continue to modify the design and documentation of the related internal control processes and procedures, as necessary. Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter of 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Additionally, in connection with the sale of a 55% interest in our F&R business, we have separated the F&R business from the rest of the company. The separation includes the transfer of a significant number of employees who perform accounting and reporting functions. While management does not anticipate material changes in key controls over our financial reporting processes, a number of key controls will be performed under transition service arrangements between Thomson Reuters and the F&R strategic partnership.

Share capital

As of November 5, 2018, we had outstanding 552,289,711 common shares, 6,000,000 Series II preference shares, 10,435,643 stock options and a total of 3,847,045 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

We reduced the number of our outstanding common shares by approximately 19.7% in connection with the closing of the substantial issuer bid/tender offer. We anticipate that the closing of the proposed return of capital transaction will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2017 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov. These filings also include additional information about the F&R transaction.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, statements about the F&R transaction (including the expected uses of proceeds from the F&R transaction and fourth quarter of 2018 tax payments required in connection with the transaction), and the newly formed Refinitiv strategic partnership, statements about our 2018 expectations in the “Outlook” and “Executive Summary” sections, the expected timing for the return of capital transaction, and statements regarding our Legal’s and Tax & Accounting segment’s full-year adjusted EBITDA margin and the impact of IFRS 15 on Tax & Accounting’s revenues. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2017 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that the events described in any other forward-looking statement will materialize. Our Outlook is provided for the purpose of providing information about current expectations for 2018. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. Additionally, we use non-IFRS measures as performance metrics as the basis for management incentive programs. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. Except for free cash flow, all our non-IFRS measures exclude the results of the F&R business, which was reported as a discontinued operation.

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Segment adjusted EBITDA, consolidated adjusted EBITDA and the related margins

Segment adjusted EBITDA represents earnings from continuing operations, or for the F&R business, earnings from discontinued operations, before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items.

Consolidated adjusted EBITDA is comprised of segment adjusted EBITDA from each reportable segment and Corporate.

The related margins are expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used to assess our ability to incur and service debt.

Earnings from continuing operations
Adjusted EBITDA less capital expenditures and the related margin
Adjusted EBITDA less capital expenditures. The related margin is expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Earnings from continuing operations
Adjusted earnings and adjusted EPS

Net earnings and per share:

● excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We calculate the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

● We also deduct dividends declared on preference shares.

Adjusted EPS is calculated using diluted weighted-average shares.

	Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Net earnings and diluted earnings per share

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted EPS (continued)

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to pre-tax adjusted earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Net debt

Total indebtedness, including the associated fair value of hedging instruments, but excluding the associated unamortized transaction costs and premiums or discounts and the interest-related fair value component of hedging instruments, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Free cash flow (includes free cash flow from continuing and discontinued operations)

Net cash provided by (used in) operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, dividends paid on our preference shares, and dividends paid to non-controlling interests from discontinued operations.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by (used in) operating activities
Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Provides better comparability of business trends from period to period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

For each non-IFRS measure, refer to the definitions above for the most directly comparable IFRS measure.

Appendix B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure for the three and nine months ended September 30, 2018 and 2017.

Reconciliation of (loss) earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except margins)	2018	2017	Change	2018	2017	Change
(Loss) earnings from continuing operations	(58)	143	n/m	256	335	(24%)
Adjustments to remove:
Tax expense	128	-		152	26
Other finance costs (income)	11	57		(10)	145
Net interest expense	82	89		241	270
Amortization of other identifiable intangible assets	26	33		83	103
Amortization of computer software	96	76		294	265
Depreciation	24	23		83	85
EBITDA	309	421		1,099	1,229
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(1)	(1)		(5)	4
Other operating gains, net	(1)	(36)		(13)	(48)
Fair value adjustments	(5)	4		(1)	(2)
Adjusted EBITDA	302	388	(22%)	1,080	1,183	(9%)
Deduct: Capital expenditures	(110)	(160)		(420)	(392)
Adjusted EBITDA less capital expenditures	192	228	(16%)	660	791	(17%)
Adjusted EBITDA margin	23.4%	30.5%	(710)bp	27.1%	30.5%	(340)bp
Adjusted EBITDA less capital expenditures margin	14.9%	17.9%	(300)bp	16.6%	20.4%	(380)bp

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended September 30,
			Change
(millions of U.S. dollars)	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal	883	860	3%	(1%)	4%
Tax & Accounting	341	341	-	(3%)	3%
Reuters News	71	73	(3%)	1%	(4%)
Eliminations	(3)	(2)
Consolidated revenues	1,292	1,272	2%	(1%)	3%

	Three months ended September 30,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal	327	345	(5%)	-	(5%)
Tax & Accounting	93	95	(2%)	-	(2%)
Reuters News	6	7	(14%)	3%	(17%)
Corporate	(124)	(59)	n/a	n/a	n/a
Consolidated adjusted EBITDA	302	388	(22%)	(1%)	(21%)

Adjusted EBITDA Margin
Legal	37.0%	40.1%	(310)bp	20bp	(330)bp
Tax & Accounting	27.3%	27.9%	(60)bp	80bp	(140)bp
Reuters News	8.5%	9.6%	(110)bp	-	(110)bp
Corporate	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	23.4%	30.5%	(710)bp	-	(710)bp

	Three months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	985	888	11%	(3%)	14%
Consolidated adjusted EPS	$0.11	$0.27	(59%)	-	(59%)

Reconciliation of changes in segment and consolidated revenues, adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency (continued)

	Nine months ended September 30,
			Change
(millions of U.S. dollars)	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal	2,637	2,559	3%	-	3%
Tax & Accounting	1,137	1,108	3%	(1%)	4%
Reuters News	215	221	(3%)	2%	(5%)
Eliminations	(7)	(5)
Consolidated revenues	3,982	3,883	3%	-	3%

	Nine months ended September 30,
			Change
(millions of U.S. dollars, except margins)	2018	2017	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal	967	984	(2%)	-	(2%)
Tax & Accounting	331	339	(2%)	(1%)	(1%)
Reuters News	22	29	(24%)	5%	(29%)
Corporate	(240)	(169)	n/a	n/a	n/a
Consolidated adjusted EBITDA	1,080	1,183	(9%)	-	(9%)

Adjusted EBITDA Margin
Legal	36.7%	38.5%	(180)bp	-	(180)bp
Tax & Accounting	29.1%	30.6%	(150)bp	10bp	(160)bp
Reuters News	10.2%	13.1%	(290)bp	20bp	(310)bp
Corporate	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	27.1%	30.5%	(340)bp	(10)bp	(330)bp

	Nine months ended September 30,
			Change
(millions of U.S. dollars, except per share amounts)	2018	2017	Total	Foreign Currency	Constant Currency
Consolidated operating expenses	2,901	2,698	8%	1%	7%
Consolidated adjusted EPS	$0.55	$0.71	(23%)	-	(23%)

Reconciliation of earnings from discontinued operations to F&R adjusted EBITDA

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except margins)	2018	2017	Change	2018	2017	Change
Earnings from discontinued operations	349	205	70%	381	533	(29%)
Adjustments to remove:
Tax expense (benefit)	135	(22)		1,021	(34)
Other finance costs	3	1		3	31
Net interest expense (income)	1	(5)		7	2
Amortization of other identifiable intangible assets	1	82		29	251
Amortization of computer software	-	95		30	254
Depreciation	3	50		17	137
EBITDA	492	406		1,488	1,174
Adjustments to remove:
Share of post-tax earnings in equity method investments	-	(1)		-	(1)
Other operating losses, net	1	6		61	35
Fair value adjustments	(16)	49		(81)	173
IP & Science discontinued operations	5	1		12	(1)
F&R discontinued operations adjusted EBITDA	482	461	5%	1,480	1,380	7%
Adjusted EBITDA margin	31.3%	30.2%	110bp	31.6%	30.6%	100bp

Reconciliation of operating cash flows from discontinued operations to F&R free cash flow

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Operating cash flows from discontinued operations	583	408	1,244	881
Remove: Operating cash flows – IP & Science discontinued operations	-	5	-	54
Capital expenditures from discontinued operations	(116)	(96)	(362)	(318)
Other investing activities from discontinued operations	-	(2)	-	(2)
Dividends paid to non-controlling interests from discontinued operations	(25)	(19)	(60)	(50)
Free cash flow – F&R discontinued operations	442	296	822	565

Reconciliation of weighted-average diluted shares used in adjusted EPS

Because we reported a net loss for continuing operations under IFRS for the three months ended September 30, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

Three months ended September 30,
(weighted-average common shares)	2018
IFRS: Basic and diluted	701,212,419
Effect of stock options and other equity incentive awards	1,132,041
Non-IFRS diluted	702,344,460

Appendix C

Supplemental Financial Information (unaudited)

The following supplemental financial information provides revised 2017 full-year and quarterly business segment information excluding the F&R business, which was classified as a discontinued operation beginning in the first quarter of 2018. The information provided illustrates our business on a continuing operations basis.

Revised Business Segment Information (Excluding the F&R Segment)

	Year ended December 31, 2017	Adjustments			Year ended December 31, 2017
(millions of U.S. dollars, except for per share amounts)	Previously Reported	Remove F&R Segment Results	Add Back Retained Businesses(3)	Other Adjustments(4)	Revised Excluding F&R
Revenues
F&R	6,112	(6,112)	-	-	-
Legal	3,390	-	69	-	3,459
Tax & Accounting	1,551	-	-	-	1,551
Reuters News(1)	296	-	-	-	296
Eliminations	(16)	7	-	-	(9)
Revenues from continuing operations	11,333	(6,105)	69	-	5,297

Adjusted EBITDA(2)
F&R	1,916	(1,916)	-	-	-
Legal	1,279	-	28	-	1,307
Tax & Accounting	495	-	-	-	495
Reuters News(1)	27	-	-	-	27
Corporate	(280)	-	-	42	(238)
Consolidated adjusted EBITDA	3,437	(1,916)	28	42	1,591

Adjusted earnings(2)
Adjusted EBITDA	3,437	(1,916)	28	42	1,591
Depreciation and amortization of computer software	(995)	581	(10)	(46)	(470)
Adjustments:
Interest	(362)	-	-	5	(357)
Tax	(205)	121	(2)	(1)	(87)
Non-controlling interests	(64)	-	-	64	-
Dividends declared on preference shares	(2)	-	-	-	(2)
Adjusted earnings	1,809	(1,214)	16	64	675
Adjusted EPS(2)	$2.51	(1.68)	0.02	0.09	$0.94

(1)	Effective January 1, 2018, Reuters News is a reportable segment.

(2)

Refer to Appendix A for a definition of our non-IFRS measures. Refer to Appendix B of our management’s discussion and analysis in our 2017 annual report for a reconciliation of these non-IFRS financial measure to the most directly comparable IFRS measure.

(3)	Represents the Regulatory Intelligence and Compliance Learning businesses that were retained by our Legal segment following the closing of the F&R transaction.

(4)	Other adjustments include the following:

●	Adjusted EBITDA contains costs primarily for real estate optimization that relate to properties transferred with the F&R business.

●	Depreciation and amortization of computer software relates to assets that were transferred with the F&R business.

●	Non-controlling interests relates to third party shareholdings in Tradeweb that were transferred with the F&R business.

Revised Business Segment Information (Excluding the F&R Segment) (continued)

		2017
(millions of U.S. dollars, except per share amounts and margins)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year ended December 31,
Revenues
Legal	841	858	860	900	3,459
Tax & Accounting	417	350	341	443	1,551
Reuters News	74	74	73	75	296
Eliminations	(1)	(2)	(2)	(4)	(9)
Revenues from continuing operations	1,331	1,280	1,272	1,414	5,297

Adjusted EBITDA(1)
Legal	314	325	345	323	1,307
Tax & Accounting	141	103	95	156	495
Reuters News	13	9	7	(2)	27
Corporate	(53)	(57)	(59)	(69)	(238)
Consolidated adjusted EBITDA	415	380	388	408	1,591

Adjusted earnings(1)
Adjusted EBITDA	415	380	388	408	1,591
Depreciation and amortization of computer software	(124)	(127)	(99)	(120)	(470)
Adjustments:
Interest	(92)	(89)	(89)	(87)	(357)
Tax	(18)	(24)	(3)	(42)	(87)
Dividends declared on preference shares	(1)	-	(1)	-	(2)
Adjusted earnings	180	140	196	159	675
Adjusted EPS(1)	$0.25	$0.19	$0.27	$0.22	$0.94

Adjusted EBITDA margin(1)
Legal	37.3%	37.9%	40.1%	35.9%	37.8%
Tax & Accounting	33.8%	29.4%	27.9%	35.2%	31.9%
Reuters News	17.6%	12.2%	9.6%	n/m	9.1%
Corporate	n/a	n/a	n/a	n/a	n/a
Consolidated adjusted EBITDA margin	31.2%	29.7%	30.5%	28.9%	30.0%

(1)	Refer to Appendix A for a definition of our non-IFRS measures.

The following supplemental information provides our consolidated income statement and segment information for the years ending December 31, 2017 and 2016, as previously reported and as revised to reflect our F&R business as a discontinued operation.

Consolidated Income Statement

	Year ended December 31, 2017			Year ended December 31, 2016
(millions of U.S. dollars, except per share amounts)	Previously Reported	Adjustments(1)	Revised	Previously Reported	Adjustments(1)	Revised
CONTINUING OPERATIONS
Revenues	11,333	(6,036)	5,297	11,166	(5,983)	5,183
Operating expenses	(8,079)	4,373	(3,706)	(8,232)	4,389	(3,843)
Depreciation	(296)	183	(113)	(313)	178	(135)
Amortization of computer software	(699)	342	(357)	(711)	349	(362)
Amortization of other identifiable intangible assets	(468)	333	(135)	(528)	343	(185)
Other operating (losses) gains, net	(36)	84	48	8	28	36
Operating profit	1,755	(721)	1,034	1,390	(696)	694
Finance costs, net
Net interest expense	(362)	5	(357)	(403)	1	(402)
Other finance (costs) income	(203)	33	(170)	50	23	73
Income before tax and equity method investments	1,190	(683)	507	1,037	(672)	365
Share of post-tax (losses) earnings in equity method investments	(2)	(2)	(4)	4	(2)	2
Tax benefit (expense)	274	(140)	134	15	(25)	(10)
Earnings from continuing operations	1,462	(825)	637	1,056	(699)	357
(Loss) earnings from discontinued operations, net of tax	(3)	825	822	2,093	699	2,792
Net earnings	1,459	-	1,459	3,149	-	3,149
Earnings attributable to:
Common shareholders	1,395	-	1,395	3,098	-	3,098
Non-controlling interests	64	-	64	51	-	51

Earnings per share
Basic earnings per share
From continuing operations	$1.94	$(1.06)	$0.88	$1.34	$(0.86)	$0.48
From discontinued operations	-	1.06	1.06	2.80	0.86	3.66
Basic earnings per share	$1.94	-	$1.94	$4.14	-	$4.14

Diluted earnings per share
From continuing operations	$1.94	$(1.06)	$0.88	$1.34	$(0.87)	$0.47
From discontinued operations	-	1.06	1.06	2.79	0.87	3.66
Diluted earnings per share	$1.94	-	$1.94	$4.13	-	$4.13

(1)

Adjustments include the reclassification of our F&R business to discontinued operations, except for the Regulatory Intelligence and Compliance Learning businesses that were retained by our Legal segment following the closing of the F&R transaction.

Segment Information

	Year ended December 31, 2017			Year ended December 31, 2016
(millions of U.S. dollars)	Previously Reported	Adjustments(1)	Revised	Previously Reported	Adjustments(1)	Revised
Revenues
F&R	6,112	(6,112)	-	6,057	(6,057)	-
Legal	3,390	69	3,459	3,367	69	3,436
Tax & Accounting	1,551	-	1,551	1,452	-	1,452
Reuters News	296	-	296	304	-	304
Eliminations	(16)	7	(9)	(14)	5	(9)
Consolidated revenues	11,333	(6,036)	5,297	11,166	(5,983)	5,183

Adjusted EBITDA
F&R	1,916	(1,916)	-	1,629	(1,629)	-
Legal	1,279	28	1,307	1,232	27	1,259
Tax & Accounting	495	-	495	414	-	414
Reuters News	27	-	27	15	-	15
Corporate	(280)	42	(238)	(336)	16	(320)
Adjusted EBITDA	3,437	(1,846)	1,591	2,954	(1,586)	1,368
Fair value adjustments	(183)	183	-	(20)	(8)	(28)
Depreciation	(296)	183	(113)	(313)	178	(135)
Amortization of computer software	(699)	342	(357)	(711)	349	(362)
Amortization of other identifiable intangible assets	(468)	333	(135)	(528)	343	(185)
Other operating (losses) gains, net	(36)	84	48	8	28	36
Consolidated operating profit	1,755	(721)	1,034	1,390	(696)	694
Net interest expense	(362)	5	(357)	(403)	1	(402)
Other finance (costs) income	(203)	33	(170)	50	23	73
Share of post-tax (losses) earnings in equity method investments	(2)	(2)	(4)	4	(2)	2
Tax benefit (expense)	274	(140)	134	15	(25)	(10)
Earnings from continuing operations	1,462	(825)	637	1,056	(699)	357

(1)

Adjustments relate to the reclassification of F&R to discontinued operations, including the reclassification of the Regulatory Intelligence and Compliance Learning businesses from F&R to our Legal Segment, where they were retained following the closing of the F&R transaction.

Appendix D

Depreciation and amortization of computer software by segment

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2018	2017	2018	2017
Legal	67	63	195	190
Tax & Accounting	36	31	110	95
Reuters News	4	4	12	13
Corporate	13	1	60	52
Total	120	99	377	350

Appendix E

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended
(millions of U.S. dollars, except per share amounts)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Revenues	1,292	1,311	1,379	1,414	1,272	1,280	1,331	1,372
Operating profit	162	204	268	254	288	218	274	203
(Loss) earnings from continuing operations	(58)	142	172	302	143	47	145	203
Earnings (loss) from discontinued operations, net of tax	349	515	(483)	289	205	159	169	2,038
Net earnings (loss)	291	657	(311)	591	348	206	314	2,241
Earnings (loss) attributable to common shareholders	261	625	(339)	576	330	192	297	2,226

Basic (loss) earnings per share
From continuing operations	$(0.08)	$0.20	$0.24	$0.42	$0.20	$0.07	$0.20	$0.28
From discontinued operations	0.45	0.68	(0.72)	0.39	0.26	0.20	0.21	2.76
	$0.37	$0.88	$(0.48)	$0.81	$0.46	$0.27	$0.41	$3.04
Diluted (loss) earnings per share
From continuing operations	$(0.08)	$0.20	$0.24	$0.42	$0.20	$0.07	$0.20	$0.28
From discontinued operations	0.45	0.68	(0.72)	0.39	0.26	0.20	0.21	2.75
	$0.37	$0.88	$(0.48)	$0.81	$0.46	$0.27	$0.41	$3.03

Revenues - Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues in the fourth quarter tend to be slightly higher than in each of the first three quarters of the year due to the release of certain print-based offerings in our Legal segment and higher revenues from certain tax products in our Tax & Accounting segment. Our revenues were not significantly impacted by foreign currency or acquisitions throughout the eight-quarter period.

Operating profit - Similarly, our operating profit does not tend to be significantly impacted by seasonality. A majority of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. Additionally, our operating profit is impacted by timing of our investment spending in our businesses, including those to improve customer experience and reposition our business following the closing of the F&R transaction, as well as gains or losses on the sales of certain equity investments.

Net earnings (loss) The decrease in net earnings in the third quarter of 2018 was primarily due to expenses associated with the separation of F&R from our business including expenses to reposition the business as well as higher income tax expense. The increase in net earnings in the second quarter of 2018 reflected higher net earnings from the F&R business, which is classified as a discontinued operation, primarily because F&R assets held for sale are not depreciated. Earnings from discontinued operations also included a significant benefit of fair value adjustments associated with foreign currency derivatives embedded in certain F&R customer contracts. The net loss in the first quarter of 2018 was due to an $844 million deferred tax charge associated with the sale of a 55% interest in our F&R business. The increase in net earnings in the fourth quarter of 2017 compared to the first three quarters of the year was due to $304 million of tax benefits resulting from the enactment of the U.S. Tax Cuts and Jobs Act of 2017. The fourth quarter of 2016 included a $2.0 billion gain on the sale of our IP & Science business.